VOTING AGREEMENT

VOTING AGREEMENT, dated as of ________, 2006 (the “Agreement between Network Installation Corp., a Nevada corporation (“Company”) and the stockholder executing the signature pages hereof (the “Stockholder”).

WHEREAS, the Company is offering units (“Units”) consisting of one share of the Company’s common stock (“Common Stock”) and a warrant to purchase one share of the Company’s Common Stock (“Warrant”) for sale to certain qualified investors in a private placement (the “Offering”);

WHEREAS, as a condition to the Offering, the Company is requiring all investors that purchase Units in the Offering to enter into a voting agreement governing the investors’ ability to vote the shares of Common Stock that such investor acquires in the Offering and the shares of Common Stock that such investor acquires pursuant to the exercise of Warrants issued in the Offering (collectively, the “Covered Shares”); and

WHEREAS, the Stockholder wishes to induce the Company to accept Stockholder’s subscription for the Units and, therefore, the Stockholder is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

VOTING AGREEMENT

SECTION 1.01. Voting Agreement. Stockholder hereby agrees that, from and after the date hereof and until the earliest to occur of (i) Jeffrey R. Hultman ceasing to be the Chief Executive Officer of the Company, unless Jeffrey R. Hultman is the Chairman of the Board of the Company and Christopher G. Pizzo is the Chief Executive Officer of the Company, in which case the triggering event shall be Jeffrey R. Hultman ceasing to be the Chairman of the Board of the Company or and Chris Pizzo ceasing to be the Chief Executive Officer of the Company, and (ii) Stockholder transferring the Covered Shares to an unaffiliated third party, at any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, Stockholder shall vote (or cause to be voted) all Stockholder’s Covered Shares in accordance with the recommendation of the Company’s Board of Directors. Termination of this Agreement pursuant to either (i) or (ii) above is referred to hereafter in this Agreement as a “Termination Event.” Any vote by Stockholder that is not in accordance with this Section 1.01 shall be considered null and void, and the provisions of Section 1.02 shall be deemed to take immediate effect.

SECTION 1.02. Irrevocable Proxy. If, and only if, Stockholder fails to comply with the provisions of Section 1.01, Stockholder hereby agrees that such failure shall result, without any further action by Stockholder effective as of the date of such failure, in the constitution and appointment of the Company and each of its executive officers from and after the date of such determination until the occurrence of a Termination Event (at which point such constitution and appointment shall automatically be revoked) as Stockholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all Stockholder’s Covered Shares at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), and in any action by written consent of the stockholders of the Company, on the matters and in the manner specified in Section 1.01. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of Stockholder and any obligation of Stockholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of Stockholder.

ARTICLE II

TERMINATION

SECTION 2.01. Termination. All of the provisions of this Agreement shall terminate, and no party shall have any rights or obligations hereunder, and this Agreement shall become null and void and have no further force or effect upon the occurrence of a Termination Event. Nothing contained in this Section 2.01 shall relieve any party of any liability for any willful or intentional breach of this Agreement.

ARTICLE III

MISCELLANEOUS

SECTION 3.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses set forth on the signature pages to this Agreement (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3.01).

SECTION 3.02. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.

2

SECTION 3.03. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise.

SECTION 3.04. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 3.05. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

SECTION 3.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada applicable to contracts executed in and to be performed in that State.

SECTION 3.07. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 3.08. Amendment. This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

SECTION 3.09. Adjustments. In the event of any increase or decrease or other change in the Covered Shares by reason of stock dividend, stock split, recapitalizations, combinations, exchanges of shares or the like, then the terms of this Agreement shall apply to the shares of capital stock and other securities of the Company held by the Stockholder immediately following the effectiveness of such event.

[BALANCE OF PAGE LEFT BLANK INTENTIONALLY]

3

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

STOCKHOLDER

Print Name:

Title (if applicable):

Agreed and accepted by:

NETWORK INSTALLATION CORP.

By

Name:

Title: